

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 5, 2009

<u>Via U.S. mail and facsimile</u>

W. Campbell Birge
Chief Executive Officer and President
AmMex Gold Mining Corp.
346 Waverley Street
Ottawa, Ontario, Canada

> **Re:     AmMex Gold Mining Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 17, 2008**
> **File No. 333-113296**

Dear Mr. Birge:

        We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C filed December 17, 2008

General

1.      The Information Statement does not include page numbers.  We previously noted, in our comment letter dated January 18, 2008, that the company must ensure that all of its EDGAR filings are paginated, and a letter from Jeffrey G. Klein, P.A. dated February 12, 2008 indicated that the company would comply.  Please revise the Information Statement to include page numbers, and please paginate all future filings.

2.      We note your statement under the heading "General Information" that the company "has obtained the written consent of the stockholders holding a majority of the outstanding voting rights of the Company on October 20, 2008."  We also note the statement under the heading "Certain Beneficial Owners and Management" that your officers and directors as a group beneficially own 13.8% of the company's common stock.  You do not identify any other beneficial owners of 5% or more of the outstanding shares of your common stock.  Please explain to us how you were able to obtain the written consent of stockholders holding a majority of the outstanding voting rights without engaging in a non-exempt proxy solicitation.  We may have further comments after reviewing your response.

3.      Your filing omits much of the disclosure required by Item 7 of Schedule 14A, for example the identification of independent directors under Item 407(a) of Regulation S-K.  Please revise to include the required information.

Matters Related to Our Executive Officers, Directors and Compensation

4.      The biographical sketches lack sufficient detail and are thus unclear as to whether they cover each person's business experience during the past five years, including principal occupations and employment during that time.  Please revise to add specific dates, identify specific companies, describe the business of each company and indicate the specific title or duty of that individual while at that company.  Please ensure that the sketches cover the required five years.

5.      Indicate the age of each director.

6.      With regard to Mr. Birge, revise the statement that he "was instrumental in working on the Loreto Bay project" to replace the term "instrumental" with a more specific description of his involvement with that project or delete that statement.

7.      Clarify the amount or percentage of time that Mr. Reed and Ms. Letellier devote
        to the company.

Section 16(a) Beneficial Ownership Reporting Compliance

8.      In this section of your filing, you refer to two individuals, "Mr. Azzata" and "Mr.
        Nicolosi," who are not otherwise mentioned in your filing.  Please advise or
        revise your filing.

Compensation of Directors and Compensation of Our Officers and Directors

9.      Please revise to provide all of the information required by Items 402(l) through (r)
        of Regulation S-K.  If a tabular format is specified in Items 402(l) through (r),
        please provide the information in the specified tabular format.  We may have
        further comments after reviewing your response.

10.     Please explain when and why the previously granted stock options were
cancelled.

Item III.  Matters Related to our 10:1 Reverse Split

11.     The reverse stock split will result in an increased number of authorized but
        unissued shares of your common stock.  We note your statement that "We will
        require additional financing to fund our plan for continued growth.  The Board of
        Directors has reviewed various alternatives for additional financing … .  The
        Board believes that, absent the Reverse Split, it is not likely to obtain any
        additional financing."  Disclose whether you have any current plans, proposals or
        arrangements, written or otherwise, to issue the additional shares at this time.  If
        so, please discuss them in necessary detail.  If not, please state that you have no
        such plans, proposals or arrangements, written or otherwise, at this time.

12.     Provide tabular or similar disclosure comparing the pre- and post-split number of
        shares of your common stock that will be (a) issued and outstanding, (b)
        authorized and reserved for issuance and (c) authorized but unreserved.

13.     Discuss the dilutive effects of the reverse stock split on your current stockholders.

14.     Describe the potential anti-takeover effects of the increase in your authorized but
        unissued shares that will result from the reverse stock split.  State whether there
        are other provisions of your certificate of incorporation, bylaws or other
        documents or agreements that have material anti-takeover consequences.  If not,
        please so state.

15.     If true, expand the disclosure concerning rounding of fractional shares to make clear that as a consequence of the rounding, there would be no change to the number of stockholders in the event of the reverse split you describe.

Item IV.  Matters Related to Amending our Certificate of Incorporation to Change our name to Wind Works Power Corp.

16.     You state that "Since our inception, we focused our activities on gold exploration."  However, in your Form 10-K filed on October 14, 2008, you state that "Our initial focus was to develop high speed wireless internet access to the public via public hot spots. … We were not successful in launching this business and we terminated this business in early 2006.  In June 2006, … management made the decision to refocus the Company's business operations on  precious metal exploration,  primarily gold and silver in North America."  Please revise to resolve the contradiction between the Information Statement and the Form 10-K.

Closing Comments

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,


H. Roger Schwall
Assistant Director


cc: N. Gholson
   via facsimile
   Jeffrey G. Klein (facsimile (561) 241-4943)